

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

      Re: Beijing Century Health Medical, Inc
          Item 4.02 Form 8-K
          File No. 000-51817

Dear Mr. Cheung:

      We have completed our review of your Item 4.02 Form 8-K and do not have any further comments at this time.

                  Sincerely,

                  Dana M. Hartz
                  Staff Accountant